VF 3-24-05



SECU 05040428 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federal Street Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Edgewater Place
(No. and Street)

Wakefield	Massachusetts	01880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Clapp, President (781) 295-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darmody, Merlino & Co., LLP
(Name – *if individual, state last, first, middle name*)

75 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL


FEB 28 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, Andrew D. Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federal Street Capital, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NICHOLE P. McCLORY
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 12, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECD S.E.C.
FEB 2 8 2005
1086

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2004

TABLE OF CONTENTS

Darmody, Merlino & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS
75 Federal Street, Boston, Massachusetts 02110-1997

JOHN P. DARMODY, CPA - 1938 - 1961
PHILIP P. MCDONNELL, CPA - 1962 - 1995

FRANK A. MERLINO, CPA
GEORGE J. MCDONALD, CPA
ROBERT J. BOYLE, CPA
A. DENNIS BARBO, CPA
MICHAEL L. MEYERS, CPA
JOSEPH G. FAVUZZA, CPA

(617) 426-7300
FAX (617) 426-2245
http://www.darmodymerlino.com

Independent Auditor's Report

To the Board of Directors and Stockholders
Federal Street Capital, Inc.
Wakefield, Massachusetts

We have audited the accompanying balance sheet of Federal Street Capital, Inc. as of December 31, 2004, and the related statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Street Capital, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darmody, Merlino & Co., LLP

February 18, 2005

FEDERAL STREET CAPITAL, INC.

BALANCE SHEET - DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$25,031

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses		$ 6,192
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.01 per share, authorized and issued 2,000 shares, 1,267 shares outstanding	$ 5,000	
733 shares in the treasury	(750)	
Additional paid-in capital	70,252	
Deficit - EXHIBIT B	(55,663)	
Total stockholders' equity		18,839
Total liabilities and stockholders' equity		$25,031

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING REVENUES:		
Professional fees	$69,363	
Placement fees	33,864	
Total operating revenues		$ 103,227
OPERATING EXPENSES:		
Commission and consulting expense	52,432	
Administrative services	19,800	
Insurance	7,462	
Regulatory fees and licenses	6,065	
Rent expense	3,000	
Accounting and auditing	1,300	
Office expense	1,015	
Taxes	581	
Travel	362	
Total operating expenses		92,017
OPERATING INCOME		11,210
OTHER INCOME (LOSS):		
Interest income		5
NET INCOME		11,215
DEFICIT, JANUARY 1, 2004		(66,878)
DEFICIT, DECEMBER 31, 2004 - EXHIBIT A		$(55,663)

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 11,215
Adjustment to reconcile net income to net cash provided used in operating activities:		
Increase in accrued expenses		(878)
Net cash used in operating activities		10,337
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital contributions by share-holders	$ 1,000	
Redemption of stockholder	(750)	
Net cash provided by financing activities		250
NET INCREASE IN CASH AND CASH EQUIVALENTS		10,587
CASH AND CASH EQUIVALENTS, JANUARY 1, 2004		14,444
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2004		$ 25,031

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 581

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1: SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company's operations consist of selling private venture capital interests in various investments.

Cash and Cash Equivalents:

The Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company, with the consent of its stockholders, filed an election with the Internal Revenue Service to be classified as an S corporation for Federal and state income tax purposes. Consequently, the stockholders are generally taxed on their proportionate share of the Company's taxable income. These financial statements reflect only a minimum state income tax provision.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: NET CAPITAL REQUIREMENTS

As a member of the National Association of Security Dealers and under Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain net capital of $5,000 or 1/5 of the aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, as those terms are defined by a ratio of more than 15 to 1. At December 31, 2004, the Corporation had net capital and required net capital of $18,826 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was .33 to 1.

Note 3: RELATED PARTY TRANSACTIONS

Placement and professional fees are derived from the sale of venture capital interests in investments which the shareholders of the Corporation are also investors and managers. During the year ended December 31, 2004, the Company received $103,227 in fees from the sale of these interests. The Company also paid $44,973 in commissions to officers and shareholders for their part in the placement and managing of these investments.

During the year, the Company entered into an agreement to rent office space from a related party for $500 per month. For the year ended December 31, 2004, rental expense was $3,000. Additionally, Federal Street Capital, Inc. has agreed to pay administrative fees to this related party. For the year ending December 31, 2004, these fees were $19,800.

Note 4: DISCLOSURE OF SIGNIFICANT RISKS AND UNCERTAINTIES

Concentrations:

The Company operates principally in metropolitan Boston and New England. The Company had revenue of $103,227 during 2004 from the sale of interests in venture capital entities under common control.